UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 333-17007

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

Explanatory Note:

We are filing this Form 11-K/A, Amendment No. 1 to Form 11-K ("Amendment No. 1"), solely to correct the inadvertent omission of the signatures to this annual report that are required by Form 11-K. The insertion of the required signatures pursuant to this Amendment No. 1 is the only change being made to the originally-filed Form 11-K for the fiscal year ended December 31, 2010. Manual signatures have been maintained in company files since the date of filing.

Financial Statements and Supplemental Schedule Farm Bureau 401(k) Savings Plan Years Ended December 31, 2010 and 2009 With Report of Independent Registered Public Accounting Firm

Farm Bureau 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009
Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4
Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm
The Board of Directors
FBL Financial Group, Inc.
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/Ernst & Young LLP
Des Moines, Iowa
June 24, 2011

Farm Bureau 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments at fair value:
Mutual funds	$103,947,530	$85,522,410
Pooled investment trust	27,781,294	21,702,607
Group flexible premium deferred annuity	25,056,133	21,555,170
Total investments	156,784,957	128,780,187

Receivables:
Employer	107,132	105,470
Participants	1,480	1,759
Notes receivable from participants	3,726,935	3,196,289
Accrued investment income	397,259	395,455
Total receivables	4,232,806	3,698,973

Total assets	161,017,763	132,479,160

Liabilities
Amounts payable for pending investment trades	155	24,188
Net assets available for benefits	$161,017,608	$132,454,972

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions
Investment income:
Interest	$989,950	$761,173
Dividends	2,073,131	1,815,902
Net appreciation in fair value of investments	22,677,533	26,383,548
	25,740,614	28,960,623

Interest income on notes receivable from participants	152,632	168,058

Contributions:
Employees	9,504,288	9,694,568
Employer	4,424,083	4,463,531
Rollovers from other plans	466,726	1,503,771
Total additions	40,288,343	44,790,551

Deductions
Benefits paid to participants	11,696,622	7,478,536
Administrative expenses	29,085	21,794
Total deductions	11,725,707	7,500,330
Net additions	28,562,636	37,290,221

Net assets available for benefits at beginning of year	132,454,972	95,164,751
Net assets available for benefits at end of year	$161,017,608	$132,454,972

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits to participants. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., Farm Bureau Property and Casualty Insurance Company, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 5% of eligible compensation. Certain participating companies make nonelective contributions from 5% to 15% of eligible compensation. All employee contributions are immediately vested. Employer contributions vesting and eligibility requirements vary by Company. See plan description for specific detail.
Participants may borrow from their accounts, in increments of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Loan terms cannot exceed a 5-year repayment period. A participant may not have more than three loans outstanding at any point in time. A one-time set up fee of $50 is charged for each loan requested. The loans bear a commercially reasonable rate of interest, which the Companies have determined to be the prime rate as determined by the Plan's trustee or affiliate. Principal and interest is paid ratably through payroll deductions. At employment termination, the loan would be fully due and payable within 90 days unless a distribution is taken within 90 days (in which case it is offset against the distribution). If the loan is not repaid, the loan will be treated as a distribution subject to taxation and the 10% federal excise tax penalty applying to those individuals under age 55. In the event of loan default, the plan participant is given 90 days to reinstate the payment schedule. This 90-day grace period shall not extend beyond the original maturity date of the loan. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.
On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant's vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant's balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the participant and the participant's balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.
Wells Fargo Bank N.A. is the Plan's trustee and provides recordkeeping services to the Plan.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The foregoing description of the Plan provides only general information. A more complete description of the Plan's provisions may be obtained from the plan administrator.
2. Significant Accounting Policies
New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. The adoption of this guidance did not have any impact on the Plan's financial statements, other than increased disclosure.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.
3. Investments
Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies, and a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%.
These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The average yield earned by the group flexible premium deferred annuity was 3.90% during 2010 and 3.88% during 2009. The average yield credited to participants with investments in this contract was 3.94% during 2010 and 3.92% during 2009.
During 2010 and 2009, the Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2010	2009

Mutual funds	$13,678,102	$15,561,256
Pooled investment trust	8,999,431	10,822,292
	$22,677,533	$26,383,548

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2010	2009
FBL Financial Group, Inc. common stock*	$27,781,294	$21,201,492
Group flexible premium deferred annuity	25,056,133	21,555,170
EquiTrust Series Blue Chip Portfolio	10,064,138	9,133,055
Wells Fargo Bank, N.A. S&P MidCap Index Fund	10,038,792	7,634,516
American Funds Euro Pacific Growth Fund	9,930,895	9,493,580
American Funds Growth Fund of America Fund	9,654,763	8,565,898
American Century Investments Small Cap Value Fund	9,356,166	7,056,055
*The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.
The Plan had open investment trades totaling $155 at December 31, 2010 and $24,188 at December 31, 2009, which were settled during January of the next year. The payable for pending investment trades has been reflected in the statements of net assets available for benefits.
4. Fair Value Measurements
U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

Level 1:	Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2:
Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar asset or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds: Valued based on the net asset value (NAV) provided by the administrator and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
Pooled investment trust: Value based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.
Group flexible premium deferred annuity: This is considered a fully benefit-responsive contract and is carried at fair value. The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer, thus no adjustment required.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$34,750,503	$33,049,837	$—	$67,800,340
International equity funds	12,431,414	—	—	12,431,414
Fixed income funds	—	11,002,588	—	11,002,588
Target date retirement funds (a)	10,660,113	—	—	10,660,113
U.S. real estate fund	1,423,422	—	—	1,423,422
Principal preservation (b)	629,653	—	—	629,653
Total mutual funds	59,895,105	44,052,425	—	103,947,530

Pooled investment trust	—	27,781,294	—	27,781,294
Group flexible premium deferred annuity	—	—	25,056,133	25,056,133
Total assets at fair value	$59,895,105	$71,833,719	$25,056,133	$156,784,957

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$28,112,260	$28,501,338	$—	$56,613,598
International equity funds	11,045,159	—	—	11,045,159
Fixed income funds	—	9,159,124	—	9,159,124
Target date retirement funds (a)	7,495,787	—	—	7,495,787
U.S. real estate fund	611,115	—	—	611,115
Principal preservation (b)	597,627	—	—	597,627
Total mutual funds	47,861,948	37,660,462	—	85,522,410

Pooled investment trust	—	21,702,607	—	21,702,607
Group flexible premium deferred annuity	—	—	21,555,170	21,555,170
Total assets at fair value	$47,861,948	$59,363,069	$21,555,170	$128,780,187

a.
This category includes funds that invest in a well diversified portfolio of stocks, bonds and cash. The funds allow investors to simply select the date they plan to retire and then each fund automatically adjusts its asset allocation to become more conservative as the target date nears. It continues to become more conservative until ten years after the target date, at which time the asset allocation remains static.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

b.
This category includes a fund that is designed to protect capital with low-risk investments that include U. S. Treasury obligations and repurchase agreements collateralized by U. S. Treasury obligations.

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2010 and 2009.

	Group Flexible Premium Deferred Annuity Year Ended December 31,
	2010	2009

Balance, beginning of year	$21,555,170	$17,199,620
Purchases, sales, issuances, and settlements (net)	3,500,963	4,355,550
Balance, end of year	$25,056,133	$21,555,170

5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan had recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
6. Administrative and Operating Expenses
The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
E.I.N. 42-0331840 Plan #004
December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (1)	Current Value

Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$6,688,133
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		4,314,455
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		7,052,020
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		10,064,138
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		5,894,887
American Century Investments	Small Cap Value Fund		9,356,166
American Funds	Euro Pacific Growth Fund		9,930,895
American Funds	Growth Fund of America		9,654,763
MFS	Value Fund		5,568,636
T. Rowe Price	Emerging Markets Stock Fund		2,500,519
Vanguard	Explorer Fund		7,705,590
Vanguard	S&P 500 Index Fund		2,465,347
Vanguard	REIT Index Fund		1,423,422
Wells Fargo Bank, N.A. (2)	S&P MidCap Index Fund		10,038,792
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund Today		367,116
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2010		1,298,622
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2020		3,153,114
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2030		2,304,463
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2040		2,377,109
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2050		1,159,689
Wells Fargo Bank, N.A. (2)	Advantage Treasury Plus Money Market Fund		629,653
			103,947,530
	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		27,781,294
Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		25,056,133
Total investments			156,784,957

Loans to participants	Varying maturity dates with interest rates ranging from 3.25% to 8.25%, due through December 2015		3,726,935
Total investments and loans to participants			$160,511,892

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2011

FARM BUREAU 401(k) SAVINGS PLAN

By:    Iowa Farm Bureau Federation
(Administrator of the Plan)

By:     /s/ Craig A. Lang
Craig A. Lang
President

By:    /s/Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 23, 2012

FARM BUREAU 401(k) SAVINGS PLAN

By:    Iowa Farm Bureau Federation
(Administrator of the Plan)

By:      /s/ Craig D. Hill
Craig D. Hill
President

By:     /s/ Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer